UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   PARSON, LAURENCE D.
   308 ST. THOMAS COURT


   SANTA ROSA, CA  95404
2. Issuer Name and Ticker or Trading Symbol
   OPTICAL COATING LABORATORY INC. (OCLI)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   09/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President, Sales
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  09/02/98    M        10,000        A  $6.125000                   D  Direct
Common Stock                                  09/02/98    S        10,000        D  $15.815409                  D  Direct
Common Stock                                  09/15/98    M        5,000         A  $6.250000                   D  Direct
Common Stock                                  09/15/98    S        5,000         D  $16.310564                  D  Direct
Common Stock                                  09/28/98    M        5,000         A  $6.250000                   D  Direct
Common Stock                                  09/28/98    S        5,000         D  $17.267196   5,734          D  Direct
Common Stock                                  12/31/97    J (1)V   177 (1)       A  $0.000000 (1)8,767          I  Held by ESOP

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $6.125000       09/02/98       M                          10,000           12/17/94     12/17/98
(right to buy)
Non-Qualified Stock Option     $6.250000       09/15/98       M                          5,000            12/16/95     12/16/99
(right to buy)
Non-Qualified Stock Option     $6.250000       09/28/98       M                          5,000            12/16/95     12/16/99
(right to buy)
Non-Qualified Stock Option     $14.325000      12/16/97       A     V   8,000                                          12/16/02
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     09/02/98  Common Stock                   10,000        $15.815400  0             D   Direct
(right to buy)
Non-Qualified Stock Option     09/15/98  Common Stock                   5,000         $16.310600                D   Direct
(right to buy)
Non-Qualified Stock Option     09/28/98  Common Stock                   5,000         $17.267200  0             D   Direct
(right to buy)
Non-Qualified Stock Option     12/16/97  Common Stock                   8,000                     8,000         D   Direct
(right to buy)

Explanation of Responses:

(1)
Shares are acquired at various prices throughout the year by the issuer's qualified Employee Stock Ownership Plan (ESOP) and allocated to the reporting person's account at calendar year end. The shares are held for the benefit of the reporting person by the
 OCLI/401(k)/ESOP Plan.

SIGNATURE OF REPORTING PERSON
/S/ PARSON, LAURENCE D.
DATE